Exhibit 99.1

Yatsen Announces First Quarter 2023 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on May 16, 2023

GUANGZHOU, China, May 16, 2023 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights

•
Total net revenues for the first quarter of 2023 decreased by 14.1% to RMB765.4 million (US$111.5 million) from RMB891.0 million for the prior year period.

•
Total net revenues from Skincare Brands1 for the first quarter of 2023 increased by 34.2% to RMB245.1 million (US$35.7 million) from RMB182.7 million for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the first quarter of 2023 increased to 32.0% from 20.5% for the prior year period.

•
Gross margin for the first quarter of 2023 was 74.3%, as compared with 69.0% for the prior year period.
•
Net income2 for the first quarter of 2023 was RMB50.7 million (US$7.4 million), as compared with net loss of RMB291.4 million for the prior year period. Non-GAAP net loss3 for the first quarter of 2023 decreased by 83.2% to RMB25.8 million (US$3.8 million) from RMB153.6 million for the prior year period.

1 Include net revenues from DR.WU (its mainland China business), Galénic, Eve Lom, Abby’s Choice and other skincare brands of the Company.

2 The net income we recognized for the first quarter of 2023 was primarily attributable to a reversal of recognized share-based compensation expenses of RMB109.4 million due to the forfeiture of unvested awards granted to our former chief technology officer upon his resignation, and a decrease of RMB42.2 million in recognition of share-based compensation expenses using the graded-vesting method over the vesting term of the Company’s awards.

3 Non-GAAP net loss is a non-GAAP financial measure. Effective from the third quarter of 2022, non-GAAP net loss is defined as net loss excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments, and non-GAAP net loss for the prior year period presented in this document is also calculated in the same manner.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “We started 2023 by continuing to execute our new five-year strategic transformation plan, focusing on building a healthy brand portfolio and capitalizing on rising opportunities as the consumer goods industry recovers. For our Skincare Brands, we are committed to increasing brand awareness and developing new products, while improving our current hero products’ market position in their relevant sub-categories. For our Color Cosmetics Brands, we continued to introduce high-quality products and build a more sustainable business model. Additionally, we remained dedicated to strengthening our R&D capabilities as a core strategy for our future growth and product differentiation.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “Our first quarter financial results once again proved that we are on the right path to achieve our strategic goal. We recorded net revenues of RMB765.4 million, representing a 14.1% decline year-over-year and beating the guidance we provided previously. Revenue contribution from our Skincare Brands grew to 32.0% for the first quarter from 20.5% for the prior year period. Furthermore, gross margin improved significantly by 5.3 percentage points year-over-year to 74.3%. We recorded net income margin of 6.6%, as compared with net loss margin of 32.7% for the prior year period. With an ample cash reserve, we are well positioned to carry out our long-term development plan for 2023.”

First Quarter 2023 Financial Results

Net Revenues

Total net revenues for the first quarter of 2023 decreased by 14.1% to RMB765.4 million (US$111.5 million) from RMB891.0 million for the prior year period. The decrease was primarily attributable to a 29.1% year-over-year decrease in net revenues from Color Cosmetics Brands4, partially offset by a 34.2% year-over-year increase in net revenues from Skincare Brands.

4 Include Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of the Company.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2023 decreased by 7.5% to RMB568.7 million (US$82.8 million) from RMB614.5 million for the prior year period. Gross margin for the first quarter of 2023 increased to 74.3% from 69.0% for the prior year period. The increase was driven by (i) increasing sales of higher-gross margin products from Skincare Brands, (ii) more disciplined pricing and discount policies and (iii) cost optimization across all of the Company’s brand portfolios.

Operating Expenses

Total operating expenses for the first quarter of 2023 decreased by 37.6% to RMB575.9 million (US$83.9 million) from RMB922.5 million for the prior year period. As a percentage of total net revenues, total operating expenses for the first quarter of 2023 were 75.2%, as compared with 103.5% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the first quarter of 2023 were RMB51.9 million (US$7.6 million), as compared with RMB73.9 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the first quarter of 2023 decreased to 6.8% from 8.3% for the prior year period. The decrease was primarily attributable to a decrease in warehouse and logistics costs due to the outsourcing of most of the Company’s warehousing and handling operations.

•
Selling and Marketing Expenses. Selling and marketing expenses for the first quarter of 2023 were RMB459.0 million (US$66.8 million), as compared with RMB604.7 million for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the first quarter of 2023 decreased to 60.0% from 67.9% for the prior year period. The decrease was primarily attributable to the closure of underperforming offline stores and a reduction in share-based compensation related to the decrease in selling and marketing headcount.

•
General and Administrative Expenses. General and administrative expenses for the first quarter of 2023 were RMB40.7 million (US$5.9 million), as compared with RMB208.1 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the first quarter of 2023 decreased to 5.3% from 23.4% for the prior year period. The decrease was primarily attributable to a reversal of recognized share-based compensation expenses of RMB109.4 million due to the forfeiture of unvested awards granted to our former chief technology officer upon his resignation, and a decrease of RMB42.2 million in recognition of share-based compensation expenses using the graded-vesting method over the vesting term of the Company’s awards.

•
Research and Development Expenses. Research and development expenses for the first quarter of 2023 were RMB24.2 million (US$3.5 million), as compared with RMB35.8 million for the prior year period. As a percentage of total net revenues, research and development expenses for the first quarter of 2023 decreased to 3.2% from 4.0% for the prior year period. The decrease was primarily attributable to the Company’s efforts to maintain research and development expenses at a reasonable level relative to total net revenues.

Loss from Operations

Loss from operations for the first quarter of 2023 decreased by 97.7% to RMB7.2 million (US$1.0 million) from RMB308.0 million for the prior year period. Operating loss margin was 0.9%, as compared with 34.6% for the prior year period.

Non-GAAP loss from operations5 for the first quarter of 2023 decreased by 63.3% to RMB62.4 million (US$9.1 million) from RMB170.1 million for the prior year period. Non-GAAP operating loss margin was 8.1%, as compared with 19.1% for the prior year period.

Net Income/Loss

Net income for the first quarter of 2023 was RMB50.7 million (US$7.4 million), as compared with net loss of RMB291.4 million for the prior year period. Net income margin was 6.6%, as compared with net loss margin of 32.7% for the prior year period. Net income attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the first quarter of 2023 was RMB0.08 (US$0.01), as compared with net loss attributable to Yatsen’s ordinary shareholders per diluted ADS of RMB0.46 for the prior year period.

Non-GAAP net loss for the first quarter of 2023 decreased by 83.2% to RMB25.8 million (US$3.8 million) from RMB153.6 million for the prior year period. Non-GAAP net loss margin was 3.4%, as compared with 17.2% for the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS7 for the first quarter of 2023 was RMB0.05 (US$0.01), as compared with RMB0.24 for the prior year period.

5 Non-GAAP loss from operations is a non-GAAP financial measure. Non-GAAP loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions.

6 ADS refers to the American depositary shares, each of which represents four Class A ordinary shares.

7 Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net loss attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net loss attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Effective from the third quarter of 2022, non-GAAP net loss attributable to ordinary shareholders is defined as net loss attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments, and non-GAAP net loss attributable to ordinary shareholders per diluted ADS for the prior year period presented in this document is also calculated in the same manner.

Balance Sheet and Cash Flow

As of March 31, 2023, the Company had cash, restricted cash and short-term investments of RMB2.54 billion (US$369.2 million), as compared with RMB2.63 billion as of December 31, 2022.

Net cash used in operating activities for the first quarter of 2023 decreased by 80.6% to RMB20.2 million (US$2.9 million) from RMB104.1 million for the prior year period.

Business Outlook

For the second quarter of 2023, the Company expects its total net revenues to be between RMB761.4 million and RMB856.6 million, representing a year-over-year decline of approximately 10% to 20%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.8676 to US$1.00, the exchange rate in effect as of March 31, 2023, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Tuesday, May 16, 2023, at 7:30 A.M. U.S. Eastern Time or 7:30 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter 2023.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852-3018-4992
Conference ID:	6310119

The replay will be accessible through May 23, 2023, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	6310119

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby's Choice, Galénic, DR.WU (its mainland China business), Eve Lom, Pink Bear and EANTiM. The Company's flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. The Company primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, and (iv) tax effects on non-GAAP adjustments. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments and (iv) tax effects on non-GAAP adjustments. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Hui Fan

Tel: +86-10-6508-0677

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	March 31,	March 31,
	2022	2023	2023
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	1,512,945	1,349,734	196,536
Restricted Cash	-	20,603	3,000
Short-term investment	1,072,867	1,144,712	166,683
Accounts receivable, net	200,843	186,144	27,105
Inventories, net	423,287	382,780	55,737
Prepayments and other current assets	292,825	299,933	43,674
Amounts due from related parties	5,654	12,576	1,831
Total current assets	3,508,421	3,396,482	494,566
Non-current assets
Restricted cash	41,383	20,603	3,000
Investments	502,579	569,138	82,873
Property and equipment, net	75,619	63,288	9,215
Goodwill	857,145	866,945	126,237
Intangible assets, net	689,669	683,636	99,545
Deferred tax assets	1,951	1,295	189
Right-of-use assets, net	133,004	110,855	16,142
Other non-current assets	52,885	52,512	7,646
Total non-current assets	2,354,235	2,368,272	344,847
Total assets	5,862,656	5,764,754	839,413
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts payable	119,847	94,505	13,761
Advances from customers	16,652	15,174	2,210
Accrued expenses and other liabilities	323,259	293,873	42,791
Amounts due to related parties	27,242	27,192	3,959
Income tax payables	21,826	20,883	3,041
Lease liabilities due within one year	79,586	74,785	10,890
Total current liabilities	588,412	526,412	76,652
Non-current liabilities
Deferred tax liabilities	113,441	112,779	16,422
Deferred income-non current	45,280	41,221	6,002
Lease liabilities	52,997	37,240	5,423
Total non-current liabilities	211,718	191,240	27,847
Total liabilities	800,130	717,652	104,499
Redeemable non-controlling interests	339,924	339,924	49,497
Shareholders’ equity
Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2022 and March 31, 2023; 2,030,600,883 Class A shares and 666,572,880 Class B ordinary shares issued; 1,569,677,384 Class A ordinary shares and 666,572,880 Class B ordinary shares outstanding as of December 31, 2022 and March 31, 2023)	173	173	25
Treasury shares	(669,150)	(669,150)	(97,436)
Additional paid-in capital	12,038,802	11,971,404	1,743,171
Statutory reserve	24,177	24,177	3,520
Accumulated deficit	(6,600,365)	(6,550,307)	(953,799)
Accumulated other comprehensive loss	(74,195)	(72,897)	(10,614)
Total Yatsen Holding Limited shareholders' equity	4,719,442	4,703,400	684,867
Non-controlling interests	3,160	3,778	550
Total shareholders' equity	4,722,602	4,707,178	685,417
Total liabilities, redeemable non-controlling interests and shareholders' equity	5,862,656	5,764,754	839,413

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended March 31,
	2022	2023	2023
	RMB'000	RMB'000	USD'000
Total net revenues	890,954	765,396	111,450
Total cost of revenues	(276,408)	(196,667)	(28,637)
Gross profit	614,546	568,729	82,813
Operating expenses:
Fulfilment expenses	(73,863)	(51,916)	(7,560)
Selling and marketing expenses	(604,726)	(459,048)	(66,843)
General and administrative expenses	(208,129)	(40,741)	(5,932)
Research and development expenses	(35,810)	(24,178)	(3,521)
Total operating expenses	(922,528)	(575,883)	(83,856)
Loss from operations	(307,982)	(7,154)	(1,043)
Financial income	8,103	26,988	3,930
Foreign currency exchange losses	(2,632)	(5,549)	(808)
(Loss) income from equity method investments, net	(2,330)	19,060	2,775
Impairment loss of investments	(4,416)	-	-
Other income, net	17,654	17,517	2,551
Loss before income tax expenses	(291,603)	50,862	7,405
Income tax benefits (expenses)	223	(186)	(27)
Net (loss) income	(291,380)	50,676	7,378
Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	465	(618)	(90)
Net (loss) income attributable to Yatsen's shareholders	(290,915)	50,058	7,288
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	2,526,753,316	2,236,250,264	2,236,250,264
Diluted	2,526,753,316	2,373,166,850	2,373,166,850
Net (loss) income per Class A and Class B ordinary share
Basic	(0.12)	0.02	0.00
Diluted	(0.12)	0.02	0.00
Net (loss) income per ADS (4 ordinary shares equal to 1 ADS)
Basic	(0.46)	0.09	0.01
Diluted	(0.46)	0.08	0.01

	For the Three Months Ended March 31,
	2022	2023	2023
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000
Fulfilment expenses	1,523	651	95
Selling and marketing expenses	22,355	6,292	916
General and administrative expenses (income)	94,983	(76,320)	(11,113)
Research and development expenses	6,957	1,979	288
Total	125,818	(67,398)	(9,814)

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended March 31,
	2022	2023	2023
	RMB'000	RMB'000	USD'000
Loss from operations	(307,982)	(7,154)	(1,043)
Share-based compensation expenses (income)	125,818	(67,398)	(9,814)
Amortization of intangible assets resulting from assets and business acquisitions	12,083	12,176	1,773
Non-GAAP loss from operations	(170,081)	(62,376)	(9,084)
Net (loss) income	(291,380)	50,676	7,378
Share-based compensation expenses (income)	125,818	(67,398)	(9,814)
Amortization of intangible assets resulting from assets and business acquisitions	12,083	12,176	1,773
Revaluation of investments on the share of equity method investments	1,986	(19,146)	(2,788)
Tax effects on non-GAAP adjustments	(2,084)	(2,080)	(303)
Non-GAAP net loss	(153,577)	(25,772)	(3,754)
Net loss (income) attributable to ordinary shareholders of Yatsen	(290,915)	50,058	7,288
Share-based compensation expenses (income)	125,818	(67,398)	(9,814)
Amortization of intangible assets resulting from assets and business acquisitions	11,831	11,912	1,735
Revaluation of investments on the share of equity method investments	1,986	(19,146)	(2,788)
Tax effects on non-GAAP adjustments	(2,084)	(2,080)	(303)
Non-GAAP net loss attributable to ordinary shareholders of Yatsen	(153,364)	(26,654)	(3,882)
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	2,526,753,316	2,236,250,264	2,236,250,264
Diluted	2,526,753,316	2,236,250,264	2,236,250,264
Non-GAAP net loss attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	(0.06)	(0.01)	(0.00)
Diluted	(0.06)	(0.01)	(0.00)
Non-GAAP net loss attributable to ordinary shareholders per ADS (4 ordinary shares equal to 1 ADS)
Basic	(0.24)	(0.05)	(0.01)
Diluted	(0.24)	(0.05)	(0.01)